

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 5, 2007

Mr. Jai Woo Lee
Chief Executive and Financial Officer
United Traffic System Inc.
808 – 27 Alexander Street
Vancouver, British Columbia V6A 1B2 Canada

> **Re: United Traffic System Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **Response Letter Dated March 20, 2007**
> **File No. 333-102931**

Dear Mr. Lee:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.   We note that you submitted your March 20, 2007 response letter on EDGAR on March 20, 2007 and again on April 2, 2007. Please submit your response letter dated November 16, 2006 on EDGAR at your earliest convenience.

Item 3. Key Information

A. Selected Financial Data

2.   We note your response to prior comment 1, indicating that your disclosure stating
        that your selected financial data for the period ended December 31, 2002 was
        "commented on by your former auditors" meant "audited by your former
        auditors." Please revise your disclosure accordingly.

Item 10 – Additional Information

A. Share Capital

3.   We note your response to prior comment 3 explaining the reason for your
        cancellation of the 6 million shares held by Inzi Display Co., Ltd., being that you
        never received the funds it had agreed to pay in exchange for the shares; and also
        clarifying that the shares were returned to you. Please expand your disclosure to
        add this explanation.

Financial Statements

General

4.   We note your response to prior comment 6 indicating that you do not believe the
        guidance in paragraphs 41 through 44 of SFAS 144 applies since you have no
        substantial continuing operations, although you further explain that since you
        "completely shut down" your seed potato business and traffic control business in
        2006, you will report the related activity as discontinued operations in your Form
        20-F for fiscal year 2006.

        The disclosure you have in Item 4.A. – History and Development of the
        Company, indicates that you discontinued your seed potato and traffic control
        system businesses in the third quarter of 2005, which appears to conflict with
        your response. Specifically, your disclosure includes the following two
        statements.

                "The potato business was discontinued in PRC during the 3rd quarter of
                2005 due to a lack of funding and also a down-shift in the demand for seed
                potatoes. The
                plant is no longer in existence."

                "After renewed negotiations, UTS re-entered its agreement with Traffic-
                Its Co., Ltd. in 2004. In 2005, it was considered unfeasible to continue

operations and the project was discontinued during the 3rd quarter of 2005."

Please resolve this inconsistency. If each of these constitute components of the enterprise, as defined in paragraph 41 of SFAS 144, and you meet both conditions stipulated in paragraph 42, as qualified by the guidance in paragraph 27, you should comply with paragraph 43 of SFAS 144.

Tell us if your seed potato business and traffic control system business met the definition of components prior to being discontinued. If they did, also tell us the amounts of operations and cash flows that you report for each component in each period presented.

Please contact us by telephone if you require further clarification or guidance.

Statements of Stockholders' Equity, page 3

5.   We understand that you will include disclosure clarifying reasons for the differences noted in prior comment 7, regarding the stock issued for consulting services and to settle an amount due to Penn Capital Canada Ltd., in an amendment to your filing. Please also add to your Statement of Stockholders' Equity a column for the total amount in each line, as requested in prior comment 7.

Note 7 – Common Stock, page 9

6.   We note your response to prior comment 9, explaining that for transactions that were entered into three months after your incorporation in October 2002, you determined that the estimated fair values of goods and services were nominal amounts. However, you presently have disclosure stating that "…stock issued to purchase equipment in 2004 and 2003 and to settle amounts due for consulting services and equipment rentals in 2003 have been recognized at a nominal value as the fair value of goods and services purchased and of stock issued are not readily determinable." The periods referenced in this disclosure extend beyond the period referenced in your reply.

For example, you disclose that you valued shares issued for lab equipment purchased in 2004 at $1 per share, corresponding to the "nominal amount" ascribed to other shares issued in the earlier transactions, even though a quoted stock price appears to have been available which would not support this valuation. Therefore, it appears you may need to revise your financial statements to reflect this transaction at fair value, based on your quoted stock price, and in accordance with the guidance in EITF 96-18.

Please make similar revisions to any other transactions that are not reflected at fair values, as indicated by quoted stock prices; and adjust the values ascribed to other shares issued before quoted market prices were available, as necessary to reflect your estimate of fair value (i.e. those not covered by the representation in your response).

Once you have made any required adjustments, please correct the disclosure quoted in the first paragraph of this comment to explain that all values ascribed to shares issued when no quoted market prices were available represent your estimate of fair value. Please also disclose which transactions are reflected at fair values based on quoted stock prices, and which are valued based on your own estimate of fair value.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief